Exhibit 99.1

Sinovac Names Danny Chung Chief Financial Officer

Beijing – May 14, 2012 – Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, has appointed Mr. Danny Chung as Chief Financial Officer, effective immediately. Ms. Nan Wang, who has served as interim Chief Financial Officer since August 2011, will continue as the Company’s Vice President.

“Mr. Chung possesses the relevant experiences and credentials, which meet the Company’s needs,” said Dr. Weidong Yin, Chairman and CEO. “Beyond his audit and accounting expertise, Mr. Chung has proven adept in the financial management of Chinese divisions of multinational companies. We are pleased to welcome him to Sinovac.”

Mr. Chung has joined the Company since November 2011 as Sinovac Beijing’s finance director, who brings to Sinovac over 20 years of experience in audit and financial management including healthcare industry. Mr. Chung graduated in 1983 from the Hong Kong Polytechnic and obtained a Professional Diploma in Accountancy. He has held professional membership in the U.S. Institute of Certified Public Accountants since 1990.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu), as well as animal rabies vaccine for canines. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871/9659

Fax:  +86-10-6296-6910

Email: ir@sinovac.com

Investors

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media

Victoria Aguiar

The Ruth Group

Tel: +1-646-536-7013

Email: vaguiar@theruthgroup.com